

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 15, 2017

<u>Via E-mail</u>
Josef H. von Rickenbach
Chief Executive Officer
PAREXEL International Corporation
195 West Street
Waltham, MA 02451

> **Re: PAREXEL International Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 14, 2017**
> **File No. 000-21244**

Dear Mr. von Rickenbach:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Brigitte Lippmann (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel, and
                                        Mining

cc: Andrew H. Goodman
        Goodwin Procter LLP